Exhibit 99.1

Universe Pharmaceuticals INC Announces Share Consolidation

Jiangxi, China, July 27, 2023 (GLOBE NEWSWIRE) – Universe Pharmaceuticals INC (NASDAQ: UPC) (“Universe Pharmaceuticals” or the “Company”), a pharmaceutical producer and distributor in China, today announced that the Company plans to effect a share consolidation of six (6) ordinary shares with par value of $0.003125 per share each in the Company’s issued and unissued share capital into one (1) ordinary share with par value of US$0.01875 (the “Share Consolidation”). As a result of the Share Consolidation, each six (6) pre-consolidation ordinary shares outstanding will automatically combine and convert to one issued and outstanding ordinary share without any action on the part of the shareholders.

The Share Consolidation will be effective at 5:00 p.m. Cayman Islands time on July 27, 2023. Beginning with the opening of trading on July 28, 2023, U.S. Eastern time, the Company’s ordinary shares will begin trading on a post-Share Consolidation basis on the Nasdaq Global Market under the same symbol “UPC” but under a new CUSIP number of G9442G 112. No fractional shares will be issued in connection with the Share Consolidation. All fractional shares will be rounded up to the whole number of shares. Immediately following the Share Consolidation, the authorized share capital of the Company will be US$3,125,000 divided into 150,000,000 ordinary shares, par value $0.01875 per share and 16,666,666.6666 preferred shares, par value $0.01875 per share.

About Universe Pharmaceuticals INC

Universe Pharmaceuticals INC, headquartered in Ji’an, Jiangxi, China, is a pharmaceutical producer and distributor in China. The Company specializes in the manufacturing, marketing, sales and distribution of traditional Chinese medicine derivatives products targeting the elderly with the goal of addressing their physical conditions in the aging process and to promote their general well-being. The Company also distributes and sells biomedical drugs, medical instruments, Traditional Chinese Medicine Pieces, and dietary supplements manufactured by third-party pharmaceutical companies. Currently, the Company’s products are sold in 30 provinces of China. For more information, visit the company’s website at http://www.universe-pharmacy.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Investor Relations Contact:
Tina Xiao
Ascent Investor Relations LLC
+1-917-609-0333
tina.xiao@ascent-ir.com